                                                                                                North American Salt Company
Great Salt Lake Minerals
Sifto Canada Corp.
Salt Union Ltd.

Compass Minerals
9900 West 109th Street
Overland Park, Kansas 66210
www.compassminerals.com

T (913) 344-9200

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

VIA EDGAR

September 20, 2010

RE:        Compass Minerals International, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 22, 2010
File No. 1-31921

Dear Ms. Parker:

This letter is to confirm that, in a conversation today between our counsel, T.J. Lynn of Stinson Morrison Hecker LLP, and Ms. Alexandra Ledbetter of the SEC’s Staff, it was agreed that the Company would respond to the SEC’s comment letter dated September 9, 2010, on or before October 7, 2010.

Please contact me at (913) 344-9200 with any questions regarding this matter.

Sincerely,

/s/ Rodney L. Underdown
Vice President and Chief Financial Officer